Exhibit 1
FOR IMMEDIATE RELEASE
May 10, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Notice regarding corrections to the Analyst Guide For March 2006 (Japanese GAAP)
Nissin Co., Ltd. (“the Company”) hereby announces corrections to the Analyst Guide For March 2006 (Japanese GAAP) dated May 9, 2006.
The Company wishes to correct the following figures under Financial Ratio / Earnings per Share, etc., Consolidated and Non-consolidated:
Consolidated

Earnings Per Share 3/06	6.91
Earnings Per Share (After retroactive adjustment for stock splits) 3/06	6.91
Book-value Per Share 3/06	58.35
Book-value Per Share (After retroactive adjustment for stock splits) 3/06	58.35
Price Earnings Ratio 3/06	37.34
Price Book-value Ratio 3/06	4.42
Non-consolidated

Current ratio 3/06	207.7
Fixed assets ratio 3/06	91.0

Book-value Per Share 3/06	48.50